# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DESTINATION XL GROUP, INC., CIK 0000813298
CUSIP: 25065K104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 555 TURNPIKE STREET, CANTON, Massachusetts (MA), 02021
Date of event which requires filing of this statement: 12/19/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-24-001466
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,758,261; shared voting power 0; sole dispositive power 5,758,261; shared dispositive power 0; aggregate amount beneficially owned 5,758,261 (10.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: DESTINATION XL GROUP, INC.
Address of issuer's principal executive offices: 555 TURNPIKE STREET, CANTON, Massachusetts (MA), 02021

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On December 19, 2024, the Reporting Person delivered a letter to Lionel F. Conacher, Chairman of Board of the Issuer, including a non-binding proposal (the "Proposal") to acquire all the outstanding Shares that the Reporting Person and its affiliates do not already own at a price of $3.00 per share in cash, subject to the completion of confirmatory due diligence and negotiation of the terms of a definitive agreement. The Proposal represents a 34% premium to the closing price of the Shares on December 18, 2024, and does not include a financing condition.

In the letter, the Reporting Person expressed its belief that the Issuer would be better served outside of the public markets, and that the Proposal offers stockholders an opportunity to derisk their investment at a premium valuation, providing an attractive liquidity option and certainty of value. The Reporting Person also stated that it has reviewed the publicly available information regarding the Company and expects to be able to conduct an expedited due diligence review, and the Reporting Person is prepared to enter into a confidentiality agreement to commence such due diligence immediately.

The Reporting Person noted its history of constructive engagement positioning consumer and retail companies for future success and growth. The Reporting Person expressed its readiness to meet with the Issuer and its representatives as soon as possible to discuss the Proposal in further detail, and its intention of working with the Board on executing a transaction that will benefit the Issuer's stockholders, employees and customers.

The letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Letter, dated December 19, 2024

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Operating Officer (12/23/2024)